                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                SCHEDULE 14D-1/A

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)
                               (FINAL AMENDMENT)

                                      AND

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)

                      ------------------------------------

                         CENTURY PROPERTIES FUND XVIII
                           (Name of Subject Company)

                        MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------

                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------

-------------------------------------------------------------------------------
CUSIP No.   NONE               14D-1/A AND 13D/A                        Page 2
===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        MADISON RIVER PROPERTIES, L.L.C.
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
    3.       SEC Use Only


-------------------------------------------------------------------------------
    4.       Sources of Funds

                                         AF
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                            [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        26,914.5
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        35.9%
-------------------------------------------------------------------------------


    10.      Type of Reporting Person

                                        OO
===============================================================================

-------------------------------------------------------------------------------
CUSIP No. NONE                14D-1/A-AND 13D/A                         Page 3
===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES, L.P.
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
    3.       SEC Use Only


-------------------------------------------------------------------------------
    4.       Sources of Funds

                                        WC
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                            [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        26,914.5
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        35.9%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        PN
===============================================================================

-------------------------------------------------------------------------------
CUSIP No. NONE                14D-1/A AND 13D/A                        Page 4
===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES TRUST
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
    3.       SEC Use Only


-------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                            [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        MARYLAND
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        26,914.5
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        35.9%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
===============================================================================

-------------------------------------------------------------------------------
CUSIP No. NONE                     14D-1/A-AND 13D/A                    Page 5
===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
    3.       SEC Use Only


-------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                            [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        26,914.5
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        35.9%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        CO
===============================================================================

-------------------------------------------------------------------------------
CUSIP No.   NONE                      14D-1/A AND 13D/A               Page 6
===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        ANDREW L. FARKAS
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                        (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
    3.       SEC Use Only
-------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
-------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(e) or 2(f)                                             [ ]

-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        UNITED STATES
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        26,914.5
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        35.9%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        IN
===============================================================================

       AMENDMENT NO. 5 TO SCHEDULE 14D-1/AMENDMENT NO. 9 TO SCHEDULE 13D

         This Amendment No. 5 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 of Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), and Insignia Financial Group, Inc. ("Insignia"), originally filed with the Commission on December 17, 1997, as amended by Amendment No. 1 filed with the Commission on December 18, 1997, Amendment No. 2 filed with the Commission on January 15, 1998, Amendment No. 3 filed with the Commission on January 26, 1998 and Amendment No. 4 filed with the Commission on February 2, 1998 (the "Schedule 14D-1"); and (ii) Amendment No. 9 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on August 29, 1995, as amended by Amendment No. 1 filed with the Commission on January 30, 1996, Amendment No. 2 filed with the Commission on February 28 1996, Amendment No. 3 filed with the Commission on January 16, 1997, Amendment No. 4 filed with the Commission on December 17, 1997, Amendment No. 5 filed with the Commission on December 18, 1997, Amendment No. 6 filed with the Commission on January 15, 1998, Amendment No. 7 filed with the Commission on January 26, 1998 and Amendment No. 8 filed with the Commission on February 2, 1998 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 30,000 of the outstanding units of limited partnership interest ("Units") of Century Properties Fund XVIII, at a purchase price of $70 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) At 5:00 p.m., New York time, on Friday, January 30, 1998, the Offer expired pursuant to its terms. A total of 5,259.5 Units, representing approximately 7.0% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and the Depositary has mailed checks in payment of, all of those Units at the purchase price of $70 per Unit.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 12, 1998

                                         MADISON RIVER PROPERTIES, L.L.C.


                                         By: /s/ JEFFREY P. COHEN
                                            -----------------------------------
                                             Jeffrey P. Cohen
                                             Manager


                                         INSIGNIA PROPERTIES, L.P.

                                         By: Insignia Properties Trust,
                                             its General Partner


                                         By: /s/ JEFFREY P. COHEN
                                            -----------------------------------
                                             Jeffrey P. Cohen
                                             Senior Vice President



                                         INSIGNIA PROPERTIES TRUST


                                         By: /s/ JEFFREY P. COHEN
                                            -----------------------------------
                                             Jeffrey P. Cohen
                                             Senior Vice President



                                         INSIGNIA FINANCIAL GROUP, INC.


                                         By: /s/ FRANK M. GARRISON
                                            -----------------------------------
                                             Frank M. Garrison
                                             Executive Managing Director



                                         SOLELY FOR PURPOSES OF, AND INSOFAR
                                         AS THIS FILING CONSTITUTES, AMENDMENT
                                         NO. 9 TO THE STATEMENT ON SCHEDULE 13D


                                         /s/ ANDREW L. FARKAS
                                         --------------------------------------
                                         By: Jeffrey P. Cohen, Attorney-in-Fact





                                       8